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                               NOVA RESOURCES INC.
                              102 West One Panorama
                              18 Fitzwilliam Street
                                    Sheffield
                                 England S1 4JQ
                           Telephone: 44-796-817-1519
                              Fax: 44-870-130-0806

FAX NO: 202-772-9210

April 5, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Hugh Fuller, Division of Corporate Finance

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Friday, April 7, 2006 at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

         /s/ Alex Craven

         Nova Resources Inc.
Alexander James Craven, President